UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

TAT Technologies Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.90 Par Value

(Title of Class of Securities)

M8740S227

(CUSIP Number)

December 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8740S227	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Dov Yelin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 705,034 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 705,034 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,034 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.98% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 10,103,904 Ordinary Shares outstanding as of January 4, 2024 (as reported by the issuer).

CUSIP No. M8740S227	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Yair Lapidot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 705,034 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 705,034 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,034 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.98% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 10,103,904 Ordinary Shares outstanding as of January 4, 2024 (as reported by the issuer).

CUSIP No. M8740S227	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Holdings Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 705,034 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 705,034 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,034 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.98% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 10,103,904 Ordinary Shares outstanding as of January 4, 2024 (as reported by the issuer).

CUSIP No. M8740S227	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Yelin Lapidot Provident Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 570,334 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 570,334 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,334 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.64% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	Based on 10,103,904 Ordinary Shares outstanding as of January 4, 2024 (as reported by the issuer).

CUSIP No. M8740S227	13G	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer:

TAT Technologies Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Hamelacha 5, Netanya 4250540, Israel

Item 2.	(a)	Name of Person Filing:

Dov Yelin

Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

Yelin Lapidot Provident Funds Ltd.

(b)	Address of Principal Business Office:

Dov Yelin – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Holdings Management Ltd. – 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yelin Lapidot Provident Funds Management Ltd. - 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

(c)	Citizenship or Place of Incorporation:

Dov Yelin – Israel

Yair Lapidot – Israel

Yelin Lapidot Holdings Management Ltd. – Israel

Yelin Lapidot Provident Funds Management Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.90 Par Value

(e)	CUSIP Number:

M8740S227

CUSIP No. M8740S227	13G	Page 7 of 10 Pages

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

On December 28, 2023, the securities reported herein were beneficially owned as follows:

●	134,700 Ordinary Shares (representing 1.33% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

●	570,334 Ordinary Shares (representing 5.64% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

CUSIP No. M8740S227	13G	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8740S227	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2024

Dov Yelin

/s/ Dov Yelin
By:	Dov Yelin

Yair Lapidot

/s/ Yair Lapidot
By:	Yair Lapidot

Yelin Lapidot Holdings Management Ltd.

/s/ Dov Yelin
By:	Dov Yelin
Title:	Joint Chief Executive Officer

Yelin Lapidot Provident Funds Management Ltd.

/s/ Dov Yelin /s/ Carmel Kenny
By:	Dov Yelin, Carmel Kenny
Title:	Co-owner, Chief Investment Manager

CUSIP No. M8740S227	13G	Page 10 of 10 Pages

EXHIBIT NO.	DESCRIPTION
Exhibit 1	Joint Filing Agreement filed by and among the Reporting Persons, dated as of January 4, 2024.